Kimberly-Clark de México, S.A.B. de C.V.

RECEIVED
2008 OCT 29 A 10:14

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2 .
450 5th. Street NW
Washington DC 20549
Facsimile # (202) 942 9624

[redacted]

08005632

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

SUPPL

Dear Sirs:

Attached please find Kimberly Clark de México S.A.B. de C.V.'s third quarter 2008 filing to the Mexican Bolsa. The attached is based on being added under file 82-3308, to the list of foreign private issuers that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A.B. de C.V.

JORGE LARA FLORES
Director of Finance

PROCESSED
NOV 04 2008
THOMSON REUTERS

cc.
File ADR's.
Juan Victor Martinez (212) 648-5576

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

TO SEPTEMBER 30 OF 2008 AND 2007 **CONSOLIDATED**

(Mexican Pesos) **Final Printing**

RECEIVED 2008 OCT 29 A 10: 14

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**24,425,709**	**100**	**23,821,938**	**100**
s02	**CURRENT ASSETS**	**9,370,560**	**38**	**9,269,889**	**39**
s03	CASH AND SHORT-TERM INVESTMENTS	3,331,461	14	3,553,315	15
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,859,625	16	3,757,519	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	350,273	1	110,587	0
s06	INVENTORIES	1,829,201	7	1,799,945	8
s07	OTHER CURRENT ASSETS	0	0	48,523	0
s08	**LONG-TERM**	**481,458**	**2**	**601,104**	**3**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	481,458	2	601,104	3
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**14,508,760**	**59**	**13,926,597**	**58**
s13	LAND AND BUILDINGS	4,918,352	20	4,461,752	19
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	24,887,644	102	23,400,190	98
s15	OTHER EQUIPMENT	47,837	0	64,984	0
s16	ACCUMULATED DEPRECIATION	15,712,976	64	14,927,867	63
s17	CONSTRUCTION IN PROGRESS	367,903	2	927,538	4
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
s19	**OTHER ASSETS**	**64,931**	**0**	**24,348**	**0**
s20	**TOTAL LIABILITIES**	**16,148,084**	**100**	**15,350,660**	**100**
s21	**CURRENT LIABILITIES**	**9,110,879**	**56**	**5,771,049**	**38**
s22	SUPPLIERS	2,179,225	13	1,848,230	12
s23	BANK LOANS	2,813,817	17	77,403	1
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	480,780	3	287,675	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,637,057	23	3,557,741	23
s27	**LONG-TERM LIABILITIES**	**4,630,042**	**29**	**7,553,971**	**49**
s28	BANK LOANS	130,042	1	2,985,755	19
s29	STOCK MARKET LOANS	4,500,000	28	4,568,216	30
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,407,163**	**15**	**2,025,640**	**13**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**8,277,625**	**100**	**8,471,278**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**8,277,625**	**100**	**8,471,278**	**100**
s36	**CONTRIBUTED CAPITAL**	**4,222,351**	**51**	**4,323,962**	**51**
s79	CAPITAL STOCK	4,222,351	51	4,323,962	51
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**4,055,274**	**49**	**4,147,316**	**49**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	4,057,787	49	4,129,786	49
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-2,513	0	17,530	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**3,331,461**	**100**	**3,553,315**	**100**
s46	CASH	232,201	7	194,044	5
s47	SHORT-TERM INVESTMENTS	3,099,260	93	3,359,271	95
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**48,523**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	48,523	100
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**64,931**	**100**	**24,348**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	64,931	100	24,348	100
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**9,110,879**	**100**	**5,771,049**	**100**
s52	FOREIGN CURRENCY LIABILITIES	4,126,672	45	1,244,898	22
s53	MEXICAN PESOS LIABILITIES	4,984,207	55	4,526,151	78
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**3,637,057**	**100**	**3,557,741**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	68,421	2	52,547	1
s89	INTEREST LIABILITIES	100,300	3	117,628	3
s68	PROVISIONS	1,382,692	38	1,291,208	36
s90	DISCONTINUED OPERATIONS	0	0	20,899	1
s58	OTHER CURRENT LIABILITIES	1,535,125	42	1,506,642	42
s105	BENEFITS TO EMPLOYEES	550,519	15	568,817	16
s27	**LONG-TERM LIABILITIES**	**4,630,042**	**100**	**7,553,971**	**100**
s59	FOREIGN CURRENCY LIABILITIES	130,042	3	2,985,755	40
s60	MEXICAN PESOS LIABILITIES	4,500,000	97	4,568,216	60
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,407,163**	**100**	**2,025,640**	**100**
s66	DEFERRED TAXES	2,272,899	94	1,965,772	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	134,264	6	59,868	3
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**4,222,351**	**100**	**4,323,962**	**100**
s37	CAPITAL STOCK (NOMINAL)	9,044	0	9,231	0
s38	RESTATEMENT OF CAPITAL STOCK	4,213,307	100	4,314,731	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**4,057,787**	**100**	**4,129,786**	**100**
s93	LEGAL RESERVE	645,822	16	645,822	16
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	245,185	6
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	750,714	19	537,702	13
s45	NET INCOME FOR THE YEAR	2,661,251	66	2,701,077	65
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-2,513**	**100**	**17,530**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-2,513	100	17,530	100
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	259,681	3,498,840
s73	PENSIONS AND SENIORITY PREMIUMS	243,497	295,575
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	2,378	2,352
s76	WORKERS (*)	4,287	4,111
s77	OUTSTANDING SHARES (*)	1,103,212,715	1,125,963,315
s78	REPURCHASED SHARES (*)	35,879,200	31,040,900
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2008 AND 2007

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**16,943,867**	**100**	**16,097,094**	**100**
r02	COST OF SALES	10,301,835	61	9,486,357	59
r03	**GROSS PROFIT**	**6,642,032**	**39**	**6,610,737**	**41**
r04	GENERAL EXPENSES	2,418,855	14	2,421,984	15
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**4,223,177**	**25**	**4,188,753**	**26**
r08	OTHER INCOME AND (EXPENSE), NET	-331,381	-2	-369,555	-2
r06	COMPREHENSIVE FINANCING RESULT	-365,883	-2	-191,272	-1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**3,525,913**	**21**	**3,627,926**	**23**
r10	INCOME TAXES	864,662	5	926,849	6
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**2,661,251**	**16**	**2,701,077**	**17**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**2,661,251**	**16**	**2,701,077**	**17**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**2,661,251**	**16**	**2,701,077**	**17**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**16,943,867**	**100**	**16,097,094**	**100**
r21	DOMESTIC	15,833,677	93	14,980,498	93
r22	FOREIGN	1,110,190	7	1,116,596	7
r23	TRANSLATED INTO DOLLARS (***)	105,564	1	99,061	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**-331,381**	**100**	**-369,555**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	13,722	-4	4,458	-1
r34	EMPLOYEES PROFIT SHARING EXPENSES	325,103	-98	360,603	-98
r35	DEFERRED EMPLOYEES PROFIT SHARING	20,000	-6	13,410	-4
r06	**COMPREHENSIVE FINANCING RESULT**	**-365,883**	**100**	**-191,272**	**100**
r24	INTEREST EXPENSE	475,704	-130	401,818	-210
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	152,063	-42	141,631	-74
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-42,242	12	-38,753	20
r28	RESULT FROM MONETARY POSITION	0	0	107,668	-56
r10	**INCOME TAXES**	**864,662**	**100**	**926,849**	**100**
r32	INCOME TAX	953,782	110	869,310	94
r33	DEFERRED INCOME TAX	-89,120	-10	57,539	6

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	25,317,900	25,190,062
r37	TAX RESULT FOR THE YEAR	4,196,170	4,013,204
r38	NET SALES (**)	22,299,150	21,524,171
r39	OPERATING INCOME (**)	5,655,994	5,887,267
r40	NET INCOME OF MAJORITY INTEREST (**)	3,684,082	3,645,780
r41	NET CONSOLIDATED INCOME (**)	3,684,082	3,645,780
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	865,811	806,407

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM JULY1 TO SEPTEMBER 30 OF 2008

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	5,628,508	100	5,297,750	100
rt02	COST OF SALES	3,379,757	60	3,169,406	60
rt03	**GROSS PROFIT**	2,248,751	40	2,128,344	40
rt04	GENERAL EXPENSES	832,559	15	795,378	15
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	1,416,192	25	1,332,966	25
rt08	OTHER INCOME AND (EXPENSE), NET	-97,486	-2	-115,432	-2
rt06	COMPREHENSIVE FINANCING RESULT	-306,951	-5	-22,066	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	1,011,755	18	1,195,468	23
rt10	INCOME TAXES	148,363	3	303,174	6
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	863,392	15	892,294	17
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	863,392	15	892,294	17
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	863,392	15	892,294	17

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**5,628,508**	**100**	**5,297,750**	**100**
rt21	DOMESTIC	5,162,639	92	4,910,405	93
rt22	FOREIGN	465,869	8	387,345	7
rt23	TRANSLATED INTO DOLLARS (***)	45,102	1	34,478	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-97,486**	**100**	**-115,432**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	5,112	-5	1,374	-1
rt34	EMPLOYEES PROFIT SHARING EXPENSES	74,598	-77	116,806	-101
rt35	DEFERRED EMPLOYEES PROFIT SHARING	28,000	-29	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-306,951**	**100**	**-22,066**	**100**
rt24	INTEREST EXPENSE	156,478	-51	165,176	-749
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	50,969	-17	60,272	-273
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-201,442	66	-10,005	45
rt28	RESULT FROM MONETARY POSITION	0	0	92,843	-421
rt10	**INCOME TAXES**	**148,363**	**100**	**303,174**	**100**
rt32	INCOME TAX	222,483	150	320,940	106
rt33	DEFERRED INCOME TAX	-74,120	-50	-17,766	-6

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	292,005	270,666

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2008 AND 2007

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**2,701,077**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	877,356
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**3,578,433**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	108,210
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**3,686,643**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	1,838,380
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-2,204,669
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-366,289**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-1,610,515**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	1,709,839
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	1,843,476
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**3,553,315**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**877,356**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	806,407
c41	+ (-) OTHER ITEMS	0	70,949
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**108,210**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	385,856
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-209,657
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	722,538
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-909,677
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	119,150
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**1,838,380**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	2,568,024
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-195,943
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	-533,701
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-2,204,669**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	-663,471
c31	(-) DIVIDENDS PAID	0	-1,541,198
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-1,610,515**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-983,525
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	-626,990

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Mexican Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	3,525,913	0
e02	+ (-)ITEMS NOT REQUIRING CASH	387,281	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	713,748	0
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	485,689	0
e05	**CASH FLOW BEFORE INCOME TAX**	5,112,631	0
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-1,089,347	0
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	4,023,284	0
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-722,587	0
e09	**FINANCING ACTIVITIES**	3,300,697	0
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-2,884,204	0
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	416,493	0
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	2,914,968	0
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	3,331,461	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

DESGLOSE DE MAIN CONCEPTS

(Mexican Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	387,281	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	345,103	0
e17	+ (-)OTHER UNREALIZED ITEMS	42,178	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	713,748	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	865,811	0
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-152,063	0
e24	(-)+ OTHER ITEMS	0	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	485,689	0
e25	+ACCRUED INTEREST	485,689	0
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-1,089,347	0
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-294,734	0
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-175,101	0
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-100,860	0
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	135,033	0
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-12,689	0
e32	+ (-) INCOME TAXES PAID OR RETURNED	-640,996	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-722,587	0
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-837,694	0
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	115,107	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-2,884,204	0
e45	+BANK FINANCING	0	0
e46	+STOCK MARKET FINANCING	0	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-53,072	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	-1,530,799	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-508,634	0
e56	-REPURCHASE OF SHARES	-673,131	0
e57	+ (-)OTHER ITEMS	-118,568	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.31		$	3.20	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	3.31		$	3.44	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0	
d08	CARRYNG VALUE PER SHARE	$	7.50		$	7.52	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	1.34		$	1.30	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		5.87	times		6.65	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		13.29	times		15.65	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	15.71	%	16.78	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	44.51	%	43.04	%
p03	NET INCOME TO TOTAL ASSETS (**)	15.08	%	15.30	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	41.06	%	42.03	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	3.99	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.91	times	0.90	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.54	times	1.55	times
p08	INVENTORIES TURNOVER (**)	7.90	times	7.40	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	53	days	55	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.65	%	8.80	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	66.11	%	64.44	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	1.95	times	1.81	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	26.36	%	27.56	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	31.91	%	54.24	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	8.88	times	10.42	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.38	times	1.40	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.03	times	1.61	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.83	times	1.29	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.58	times	0.60	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	36.57	%	61.57	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

TODOS LOS COMENTARIOS Y CIFRAS INCLUIDOS EN ESTE ANEXO ESTAN EN TERMINOS NOMINALES.

Puntos sobresalientes:

- Tendencia positiva en resultados.
- Incremento en ventas netas del 9 porciento.
- Incremento de utilidad de operación y de EBITDA del 9 porciento.
- Utilidad neta 10 porciento arriba del año anterior, al excluir la ganancia por posición monetaria en el 2007.
- Efectivo por más de 3,300 millones de pesos.

RESULTADOS DE OPERACIÓN
Millones de pesos nominales, excepto utilidad por acción

	Tercer trimestre terminado el 30 de septiembre de		
	2008	2007	% CAMBIO
VENTAS NETAS	$5,629	$5,185	9
UTILIDAD DE OPERACIÓN	1,416	1,305	9
RESULTADO INTEGRAL DE FINANCIAMIENTO Y PTU	405	135	N/A
UTILIDAD ANTES DE IMPUESTOS A LA UTILIDAD	1,011	1,170	(14)
IMPUESTOS A LA UTILIDAD	148	296	(50)
UTILIDAD NETA	863	874	(1)
UTILIDAD POR ACCION (Pesos)	0.78	0.77	1
UTILIDAD NETA EXCL. GAN. POR POS. MONETARIA	863	783	10
UTILIDAD POR ACCION EXCL. GAN. POR POS. MON.	0.78	0.69	13
EBITDA	1,708	1,570	9

Los resultados del tercer trimestre son positivos y muestran una mejoría en relación a trimestres anteriores. La tendencia en cuanto a crecimiento en ventas netas y utilidad de operación al alza, resultado de mayores volúmenes de venta, mejor precio y mezcla, contención de costos y arranque de nuevas inversiones. La utilidad neta fue 10 porciento mayor al año anterior una vez que se excluye la ganancia por posición monetaria en el 2007.

Durante el tercer trimestre tuvimos incremento en ventas netas de 9 porciento, 3 porciento fue debido a mayores volúmenes de unidades colocadas y 6 porciento fue por mejor mezcla de productos y mejor realización del precio de venta. Los volúmenes de unidades colocadas estuvieron similares al año anterior en productos al consumidor y crecieron en forma importante en la línea de productos professional y en ventas de exportación.

Seguimos resintiendo fuertes presiones de costos. Hasta el mes de septiembre, en el caso de los energéticos hemos tenido incrementos de 60 porciento en electricidad y 50 porciento en gas natural. Por lo que se refiere a otras materias primas la presión continuó durante el tercer trimestre, particularmente en todas aquellas derivadas del petróleo, así como en las celulosas y en las fibras para reciclar.

Estos efectos negativos fueron absorbidos por eficiencias en la producción debido a los volúmenes con que estamos operando; por un intenso programa de reducción y contención de costos así como por ahorros provenientes del arranque de las nuevas inversiones que hemos realizado con este fin; por una mejor mezcla de productos vendidos y por mayor realización de precios de venta. Como resultado de todo esto la utilidad de operación creció 9 porciento en relación al año anterior.

La utilidad neta estuvo 1 porciento por debajo del año anterior, pero es 10 porciento mayor cuando eliminamos la ganacia por posición monetaria registrada en el 2007 y que ya no se calculó en 2008 debido a la desconexión de la NIF B-10. La utilidad neta tuvo dos efectos importantes en sentido opuesto, el reconocimiento de una pérdida cambiaria derivada de la depreciación del peso en una posición pasiva y el efecto positivo en el impuesto sobre la renta por la devolución de impuestos en virtud de un juicio favorable.

Generamos EBITDA por casi $5,100 millones de pesos en los primeros nueve meses del año y al 30 de septiembre de 2008 terminamos con efectivo por más de $3,300 millones de pesos. Hemos invertido en los últimos doce meses $2,360 millones de pesos ($1,343 en activos fijos o CAPEX y $1,017 en la recompra de acciones propias) y se ha pagado un dividendo a nuestros accionistas por $2,998 millones de pesos.

Al 30 de septiembre de 2008, tal y como se revela en los Estados Financieros, la Compañía cuenta con instrumentos financieros derivados que se utilizan para reducir los riesgos de los efectos de las variaciones en las tasas de interés y en el precio del gas natural. Independientemente del valor de mercado de estos instrumentos, su efecto en los Estados Financieros no sería material.

RESULTADOS DE OPERACIÓN
Millones de pesos nominales, excepto utilidad por acción

	Nueve meses terminados el 30 de septiembre de		
	2008	2007	% CAMBIO
VENTAS NETAS	$16,944	$15,668	8
UTILIDAD DE OPERACIÓN	4,223	4,077	4
RESULTADO INTEGRAL DE FINANCIAMIENTO Y PTU	697	545	28
UTILIDAD ANTES DE IMPUESTOS A LA UTILIDAD	3,526	3,532	-
IMPUESTOS A LA UTILIDAD	865	902	(4)
UTILIDAD NETA	2,661	2,630	1
UTILIDAD POR ACCION (Pesos)	2.40	2.31	4
UTILIDAD NETA EXCL. GAN. POR POS. MONETARIA	2,661	2,525	5
UTILIDAD POR ACCION EXCL. GAN. POR POS. MON.	2.40	2.22	8
EBITDA	5,089	4,862	5

BALANCES GENERALES
Millones de pesos nominales

	30 de septiembre de	
	2008	2007
ACTIVOS		
EFECTIVO	$ 3,331	$ 3,500
CUENTAS POR COBRAR	4,210	3,810
INVENTARIOS	1,829	1,773
ACTIVO CIRCULANTE OPERACIONES DISCONTINUADAS	-	48
CUENTA POR COBRAR LARGO PLAZO	482	592
INSTRUMENTOS FINANCIEROS DERIVADOS L.P.	65	24
ACTIVO FIJO	14,509	13,719
TOTAL	$ 24,426	$ 23,466
PASIVO Y CAPITAL CONTABLE		
PRESTAMOS BANCARIOS	$ 2,814	$ 76
INSTRUMENTOS FINANCIEROS DERIVADOS	68	52
CUENTAS POR PAGAR	2,179	1,821
PASIVOS ACUMULADOS	1,483	1,388
DIVIDENDOS POR PAGAR	1,535	1,484
ISR POR PAGAR	481	283
BENEFICIOS AL PERSONAL CORTO PLAZO	551	560
PASIVO CIRCULANTE OPERACIONES DISCONTINUADAS	-	21
PRESTAMOS A LARGO PLAZO	4,630	7,441
IMPUESTOS DIFERIDOS	2,273	1,936
BENEFICIOS AL PERSONAL LARGO PLAZO	134	59
CAPITAL CONTABLE	8,278	8,345
TOTAL	$ 24,426	$ 23,466

FLUJOS DE EFECTIVO
Millones de pesos nominales

	Nueve meses terminados el 30 de septiembre de	
	2008	2007
UTILIDAD ANTES DE IMPUESTOS A LA UTILIDAD	$ 3,526	$ 3,532
DEPRECIACION	866	785
PROVISIONES	345	277
OTROS	376	284
FLUJOS UTILIZADOS EN LA OPERACION	(1,089)	(1,663)
FLUJOS NETOS DE ACTIVIDADES DE OPERACION	4,024	3,215
PROGRAMA DE INVERSIONES	(838)	(958)
EMISION DE DEUDA	-	2,500
RECOMPRA DE ACCIONES	(673)	(648)
PAGO DE DIVIDENDOS	(1,531)	(1,483)
FINANCIAMIENTO E INTERESES PAGADOS NETO	(447)	(390)
INSTRUMENTOS FINANCIEROS DERIVADOS PAGADOS	(119)	(513)
EFECTIVO GENERADO	416	1,723
EFECTIVO AL INICIO DEL PERIODO	2,915	1,777
EFECTIVO AL FINAL DEL PERIODO	3,331	3,500

OPERACIONES

KIMBERLY-CLARK DE MEXICO, S. A. B. DE C. V. Y SUBSIDIARIAS (LA "COMPAÑIA") SE DEDICA A LA MANUFACTURA Y COMERCIALIZACION DE PRODUCTOS DESECHABLES PARA EL CONSUMIDOR DE USO DIARIO DENTRO Y FUERA DEL HOGAR, COMO SON: PAÑALES Y PRODUCTOS PARA BEBE, TOALLAS FEMENINAS, PRODUCTOS PARA INCONTINENCIA, PAPEL HIGIENICO, SERVILLETAS, PAÑUELOS, TOALLAS PARA MANOS Y COCINA, TOALLITAS HUMEDAS Y PRODUCTOS PARA EL CUIDADO DE LA SALUD. ENTRE SUS PRINCIPALES MARCAS SE ENCUENTRAN: HUGGIES®, KLEENBEBE®, KLEENEX®, KIMLARK®, PETALO®, COTTONELLE®, DEPEND® Y KOTEX®.

BASES DE PRESENTACION DE ESTADOS FINANCIEROS

CONSOLIDACION - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LAS CIFRAS DE KIMBERLY-CLARK DE MEXICO, S. A. B. DE C. V. Y DE LAS SIGUIENTES SUBSIDIARIAS, DE LAS CUALES POSEE LA TOTALIDAD DE LAS ACCIONES:

- CRISOBA INDUSTRIAL, S. A. DE C. V. PROPORCIONA SERVICIOS DE MAQUILA A KIMBERLY-CLARK DE MEXICO, S. A. B. DE C. V.

- PAPER PRODUCTS TRADE CORPORATION. EMPRESA COMERCIALIZADORA ESTABLECIDA EN EL EXTERIOR PARA PROMOVER LAS EXPORTACIONES DE LOS PRODUCTOS DE LA COMPAÑIA.

- SERVICIOS EMPRESARIALES SORAN, S. A. DE C. V. PROPORCIONA, A TRAVES DE SUS COMPAÑIAS SUBSIDIARIAS, SERVICIOS DE DISTRIBUCION Y OTROS A KIMBERLY-CLARK DE MEXICO, S. A. B. DE C. V.

- TAXI AEREO DE MEXICO, S. A. PROPORCIONA SERVICIO DE TRANSPORTE AEREO A PERSONAL DE KIMBERLY-CLARK DE MEXICO, S. A. B. DE C. V., SUS SUBSIDIARIAS Y AL PUBLICO EN GENERAL.

- OTRAS SUBSIDIARIAS CUYA ACTIVIDAD ES EL ARRENDAMIENTO DE INMUEBLES, PRINCIPALMENTE A CRISOBA INDUSTRIAL, S. A. DE C. V.

LAS OPERACIONES Y SALDOS INTERCOMPAÑIAS HAN SIDO ELIMINADOS EN LA CONSOLIDACION.

PRESENTACION DE INFORMACION FINANCIERA CON UN ENTORNO NO INFLACIONARIO - A PARTIR DEL 1 DE ENERO DE 2008 ENTRO EN VIGOR LA NORMA DE INFORMACION FINANCIERA (NIF) B-10 "EFECTOS DE LA INFLACION" ; EN ELLA SE MENCIONA LA NECESIDAD DE DETERMINAR EL ENTORNO ECONOMICO EN QUE OPERA UNA ENTIDAD Y QUE PUEDE SER INFLACIONARIO O NO INFLACIONARIO, EN FUNCION A QUE LA INFLACION ACUMULADA EN LOS ULTIMOS TRES AÑOS SEA MAYOR O MENOR AL 26 PORCIENTO RESPECTIVAMENTE.

DEBIDO A QUE LA INFLACION ACUMULADA DE 2005 A 2007 ES MENOR AL 26% (ENTORNO NO INFLACIONARIO), LA INFORMACION QUE SE PRESENTA POR EL EJERCICIO 2008 NO RECONOCE LOS EFECTOS DE LA INFLACION.

DURANTE EL MES DE MARZO DE 2008, EL CINIF EMITIO UNA INTERPRETACION A LA NIF B-10, DONDE ESPECIFICA QUE PARA FINES DE COMPARACION, LA INFORMACION DEL EJERCICIO 2007, INCLUYENDO LA PRESENTADA EN FECHAS INTERMEDIAS, SE DEBE PRESENTAR ACUALIZADA A PESOS DE DICIEMBRE DE 2007.

RESUMEN DE POLITICAS CONTABLES SIGNIFICATIVAS

LOS ESTADOS FINANCIEROS CONSOLIDADOS ADJUNTOS CUMPLEN CON LAS NIF. SU PREPARACION REQUIERE QUE LA ADMINISTRACION EFECTUE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE CONSIDEREN ADECUADAS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLITICAS CONTABLES SON LAS SIGUIENTES:

EQUIVALENTES DE EFECTIVO - CONSISTE EN INVERSIONES DIARIAS DE EXCEDENTES DE EFECTIVO.

INVENTARIOS Y COSTO DE VENTAS - LOS INVENTARIOS SE VALUAN BAJO EL METODO DE PRIMERAS ENTRADAS PRIMERAS SALIDAS, EL CUAL NO EXCEDE A SU VALOR DE REALIZACION.

INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICION Y, LOS SALDOS AL 30 DE SEPTIEMBRE DE 2007 SE ACTUALIZARON UTILIZANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR. EN EL CASO DE ACTIVOS DE ORIGEN EXTRANJERO, EL COSTO DE ADQUISICION SE ACTUALIZO CON LA INFLACION DEL PAIS DE ORIGEN Y SE CONSIDERO LA FLUCTUACION DEL PESO MEXICANO CON RELACION A DICHA MONEDA.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA CONFORME AL METODO DE LINEA RECTA Y CON BASE EN LAS VIDAS UTILES ESTIMADAS DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO
EDIFICIOS	45
MAQUINARIA Y EQUIPO	15 A 25
EQUIPO DE TRANSPORTE	12 Y 25

CAPITALIZACION DEL RESULTADO INTEGRAL DE FINANCIAMIENTO - EL RESULTADO INTEGRAL DE FINANCIAMIENTO INCURRIDO Y ATRIBUIBLE AL PERIODO DURANTE EL CUAL SE LLEVO A CABO LA CONSTRUCCION E INSTALACION DE PROYECTOS MAYORES DE INVERSION EN INMUEBLES, MAQUINARIA Y EQUIPO SE CAPITALIZA.

DETERIORO DE ACTIVOS DE LARGA DURACION EN USO - ANUALMENTE SE REVISA EL VALOR EN LIBROS DE LOS ACTIVOS DE LARGA DURACION EN USO, PARA DETECTAR LA PRESENCIA DE ALGUN INDICIO DE DETERIORO. AL 30 DE SEPTIEMBRE DE 2008 Y 2007 NO EXISTEN INDICIOS DE DETERIORO.

RECONOCIMIENTO DE INGRESOS - LOS INGRESOS SE RECONOCEN EN EL PERIODO EN QUE SE TRANSFIERE LA PROPIEDAD Y/O RESPONSABILIDAD DE LOS INVENTARIOS A LOS CLIENTES QUE LOS ADQUIEREN.

INSTRUMENTOS FINANCIEROS DERIVADOS - SE VALUAN A SU VALOR RAZONABLE Y SUS EFECTOS SE RECONOCEN EN LOS RESULTADOS DEL PERIODO Y EN EL CAPITAL CONTABLE. ESTOS INSTRUMENTOS SE UTILIZAN PARA REDUCIR LOS RIESGOS DE LOS EFECTOS DE LAS VARIACIONES EN LAS TASAS DE INTERES, LOS TIPOS DE CAMBIO DE MONEDA EXTRANJERA Y EL PRECIO DE CIERTOS INSUMOS.

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACION. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALUAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN EL RESULTADO INTEGRAL DE FINANCIAMIENTO DEL PERIODO EN QUE OCURREN.

PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES - LA PTU SE REGISTRA EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSA Y SE PRESENTA EN EL RUBRO DE OTROS GASTOS (INGRESOS) EN LOS ESTADOS DE RESULTADOS CONSOLIDADOS ADJUNTOS. SE RECONOCE LA PTU DIFERIDA PROVENIENTE DE LAS DIFERENCIAS TEMPORALES QUE RESULTAN DE LA COMPARACION DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS, CUANDO SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O BENEFICIO, Y NO EXISTA ALGUN INDICIO DE QUE VAYA A CAMBIAR ESA SITUACION, DE TAL MANERA QUE LOS PASIVOS O LOS BENEFICIOS NO SE MATERIALICEN.

IMPUESTOS A LA UTILIDAD - EL IMPUESTO SOBRE LA RENTA ("ISR"), SE REGISTRA EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSA, RECONOCIENDOSE LOS EFECTOS DIFERIDOS ORIGINADOS POR LAS DIFERENCIAS TEMPORALES, CORRESPONDIENTES A OPERACIONES Y OTROS EVENTOS ECONOMICOS RECONOCIDOS EN LOS ESTADOS FINANCIEROS EN PERIODOS DIFERENTES AL CONSIDERADO EN LAS DECLARACIONES DEL IMPUESTO SOBRE LA RENTA DE LAS EMPRESAS. DICHOS EFECTOS SE REGISTRAN CONSIDERANDO TODAS LAS DIFERENCIAS TEMPORALES QUE SE DETERMINAN MEDIANTE LA COMPARACION DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

A PARTIR DE 2007, PARA RECONOCER EL IMPUESTO DIFERIDO ES NECESARIO REALIZAR UNA PROYECCION FINANCIERA PARA IDENTIFICAR CUAL SERA LA BASE GRAVABLE PREPONDERANTE (IMPUESTO SOBRE LA RENTA O IMPUESTO EMPRESARIAL A TASA UNICA "IETU") PARA EL PAGO DE IMPUESTOS A LA UTILIDAD.

CUENTAS POR COBRAR A CLIENTES

	2008	2007
CLIENTES	$ 3,994,140	$ 3,887,360
ESTIMACION PARA CUENTAS DE COBRO DUDOSO	(134,515)	(129,841)
NETO	$ 3,859,625	$ 3,757,519

OTRAS CUENTAS Y DOCUMENTOS POR COBRAR

	2008	2007
CORPORACION SCRIBE - PORCION CIRCULANTE	$ 160,486	$ -
OTRAS	189,787	110,587
NETO	$ 350,273	$ 110,587

INVENTARIOS

	2008	2007
PRODUCTOS TERMINADOS	$ 748,773	$ 708,488
PRODUCCION EN PROCESO	192,296	166,075
MATERIA PRIMA Y REFACCIONES	888,132	925,382
TOTAL	$ 1,829,201	$ 1,799,945

INFORMACION POR SEGMENTOS

LA PROPORCION EN LA VENTAS NETAS Y EN LA UTILIDAD DE OPERACION MAS DEPRECIACION Y AMORTIZACION (EBITDA) POR SEGMENTO DEL TERCER TRIMESTRE DE 2008, SE RESUME COMO SIGUE:

	2008		2007	
	VENTAS NETAS %	EBITDA %	VENTAS NETAS %	EBITDA %
CONSUMIDOR	84	91	87	90
PROFESSIONAL	8	5	6	6
EXPORTACION	8	4	7	4
TOTAL	100	100	100	100

OBLIGACIONES LABORALES AL RETIRO

EL PASIVO Y EL COSTO ANUAL POR PRIMAS DE ANTIGÜEDAD LEGAL, PLAN DE PENSIONES PARA PERSONAL QUE REUNA CIERTOS REQUISITOS E INDEMNIZACIONES AL TERMINO DE LA RELACION LABORAL, ES CALCULADO POR ACTUARIO INDEPENDIENTE CON BASE EN EL METODO DE CREDITO UNITARIO PROYECTADO. PARA HACER FRENTE A ESTAS OBLIGACIONES, LA COMPAÑIA TIENE ESTABLECIDOS FONDOS EN ADMINISTRACION.

A PARTIR DEL 1 DE ENERO DE 2008 ENTRO EN VIGOR LA NIF D-3, LA CUAL INCORPORA LA PTU CAUSADA Y DIFERIDA COMO PARTE DE SU NORMATIVIDAD. ADEMAS SE ESTABLECE QUE LAS PARTIDAS POR AMORTIZAR SE CARGARAN A RESULTADOS EN UN PLAZO MAXIMO DE 5 AÑOS.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
CRISOBA INDUSTRIAL, S.A. DE C.V.	MANU PROD AL CONSUMO DE USO PERSONAL	790,601,970	100.00
PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA PROD EN EL EXTRNAJERO	3,000,000	100.00
SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIBUCION	200,000	100.00
TAXI AEREO DE MEXICO, S.A.	TRANSPORTE AEREO	105,002,055	100.00
CINCO SUBSIDIARIAS	ARRENDAMIENTO DE INMUEBLES Y EQUIPO	1	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANAMEX	NOT	18/05/2001	15/06/2009	3.33							14,638	0	0	0	0	0
BONO	YES	28/07/1999	01/06/2009	8.33							0	2,737,500	0	0	0	0
DEUTSCHE BANK	YES	16/08/2001	02/04/2012	2.86							13,568	13,567	27,135	27,135	27,134	0
DEUTSCHE BANK	YES	02/12/2002	20/06/2010	3.25							0	20,451	20,452	0	0	0
BANK OF AMERICA	YES	30/04/2001	30/09/2011	3.19							0	14,093	14,093	14,093	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	28,206	2,785,611	61,680	41,228	27,134	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET										
LISTED STOCK EXCHANGE										
UNSECURED										
CERTIFICADOS BURSÁTILES	NOT APPLIED	18/06/2003	08/12/2010	8.67	0	0	0	750,000	0	0
CERTIFICADOS BURSÁTILES	NOT APPLIED	18/06/2003	05/06/2013	8.95	0	0	0	0	0	1,250,000
CERTIFICADOS BURSÁTILES	NOT APPLIED	05/07/2007	26/06/2017	8.58	0	0	0	0	0	2,500,000
SECURED										
PRIVATE PLACEMENTS										
UNSECURED										
SECURED										
TOTAL BANKS					0	0	0	750,000	0	3,750,000

CREDIT TYPE / INSTITUTION	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET						
LISTED STOCK EXCHANGE						
UNSECURED						
CERTIFICADOS BURSÁTILES						
CERTIFICADOS BURSÁTILES						
CERTIFICADOS BURSÁTILES						
SECURED						
PRIVATE PLACEMENTS						
UNSECURED						
SECURED						
TOTAL BANKS	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 03 YEAR: 2008

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
VARIOS	NOT APPLIED	01/09/2008			914,445	0	0	0	0	0						
VARIOS	NOT APPLIED	01/09/2008			0	0	0	0	0	0						
VARIOS	YES	01/09/2008									1,264,780	0	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL SUPPLIERS					914,445	0	0	0	0	0	1,264,780	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
VARIOS	NOT APPLIED				0	0	0	0	0	0						
VARIOS	YES										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				3,588,982	0										
VARIOS											48,075	0				
TOTAL					3,588,982	0	0	0	0	0	48,075	0	0	0	0	0
TOTAL					4,503,427	0	0	750,000	0	3,750,000	1,341,061	2,785,611	61,680	41,228	27,134	0

LOS CRÉDITOS SON EN DÓLARES AMERICANOS Y SE UTILIZÓ $10.95 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**106,526**	**1,166,630**	**0**	**0**	**1,166,630**
LIABILITIES POSITION	**388,741**	**4,256,714**	**0**	**0**	**4,256,714**
SHORT-TERM LIABILITIES POSITION	376,865	4,126,672	0	0	4,126,672
LONG-TERM LIABILITIES POSITION	11,876	130,042	0	0	130,042
NET BALANCE	**-282,215**	**-3,090,084**	**0**	**0**	**-3,090,084**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN DE LOS DÓLARES ES DE $10.95 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

LAS LIMITACIONES DE LOS CERTIFICADOS BURSÁTILES, SON DE HACER Y DE NO HACER; LIMITACIONES FINANCIERAS NINGUNA.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PANTA BAJIO	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ORIZABA	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA RAMOS ARIZPE	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA TLAXCALA	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA CUAUTITLAN	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA ECATEPEC	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA TEXMELUCAN	PRODUCTOS INSTITUCIONALES	0	0
PLANTA MORELIA	PRODUCTOS AL CONSUMIDOR	0	0

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACIÓN VARIA SEGÚN LA PRODUCCIÓN.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	POLYCEL, CONVERTID., PROPIFLE	Nacional		0
QUIMICOS	POLIQUIMICOS, PROEOSA	Nacional		0
CORRUGADOS	EMP. CARTON TITAN	Nacional		0
FIBRA PARA RECICLAR	RECYCLE, REPACSA, BOD ESTRELLA	Nacional		0
ADHESIVOS	NATIONAL	Nacional		0
CINTAS Y ELASTOMEROS	3M, FILAMENTOS	Nacional		0
POLIPROPILENO	EXXONMOBIL	Importación		0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PROD. AL CONSUMIDOR	0	15,833,677	0		
FOREIGN SALES					
INFORMACION TOTAL	0	1,110,190	0		
TOTAL		16,943,867			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
INFORMACION TOTAL	0	1,110,190			
FOREIGN SUBSIDIARIES					
TOTAL		1,110,190			

NOTES

KIMBERLY-CLARK DE MÉXICO, S.A.B. DE C.V. TIENE UNA EMPRESA COMERCIALIZADORA EN EL EXTERIOR PARA PROMOVER SUS PRODUCTOS Y SE DENOMINA PAPER PRODUCTS TRADE CORPORATION, LOS EFECTOS DE ESTA SUBSIDIARIA SON RECONOCIDOS EN LOS ESTADOS FINANCIEROS CONSOLIDADOS Y NO SON IMPORTANTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **03** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0	19	573,891,075	0	573,891,075	0	4,705	0
B	0	19	529,321,640	0	0	529,321,640	4,339	0
TOTAL			1,103,212,715	0	573,891,075	529,321,640	9,044	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 1,103,212,715

NOTES

END